

August 8, 2023

Brent Bilsland
Chief Executive Officer
Hallador Energy Company
1183 East Canvasback Drive
Terre Haute, IN 47802

>   **Re: Hallador Energy Company**
>   **Registration Statement on Form S-3**
>   **Filed July 19, 2023**
>   **File No. 333-273325**

Dear Brent Bilsland:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 10-K for the fiscal year ended December 31, 2022 have been resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: Sean Ewen